--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             On2 Technologies, Inc.
                        (formerly known as On2.com, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68338A-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                                 425 Park Avenue
                               New York, NY 10043
                                 (212) 559-1000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 18, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                           -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 1 of 14 Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Insurance Company ("TIC")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       2,000,000**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       2,000,000**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,000,000**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.3%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Represents 1,600,000 shares of Common Stock directly beneficially owned by TIC and 400,000 shares of Common Stock indirectly beneficially owned by TIC through ownership of 400,000 Preferred Stock Purchase Units ("Company Units") issued by On2 Technologies, Inc. (the "Company"). Each Company Unit consists of one share of no par value Series A Convertible Preferred Stock ("Series A Preferred"). Each share of Series A Preferred is non-voting and may be converted at the Reporting Person's option, at any time, into one share of the Company's Common Stock.

-----------------------------                     ------------------------------
CUSIP No. 68338A-10-7              SCHEDULE 13D            Page 2 of 14 Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Indemnity Company ("Travelers Indemnity")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       14,088,669**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       14,088,669**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              14,088,669**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             |_|
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             30.1%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (1) 3,104,717 shares of Common Stock directly beneficially owned by Travelers Indemnity, (2) 2,055,380 shares of Common Stock indirectly beneficially owned by Travelers Indemnity through ownership of 1,644,304 shares of Series C Convertible Preferred Stock ("Series C Preferred") and Warrants ("Series C Warrants") to purchase up to 12.5%, or 411,076 shares, of the Common Stock into which the Series C Preferred is initially convertible and (3) 8,928,572 shares indirectly beneficially owned by Travelers Indemnity through ownership of 3,571,429 units ("Units"), each of which consists of one share of Common Stock and a warrant to purchase 1.5 shares of Common Stock.

-----------------------------                       ----------------------------
CUSIP No. 68338A-10-7              SCHEDULE 13D           Page 3  of 14 Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Property Casualty Corp. ("TAP")

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       14,088,669**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       14,088,669**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              14,088,669**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              30.1%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity.

------------------------------                      ----------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 4 of 14 Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Insurance Group Inc. ("TIGI")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       16,088,669**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       16,088,669**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              16,088,669**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              34.4%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity and TIC.

-------------------------------                        -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D           Page 5 of 14 Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              PFS Services, Inc. ("PFS")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Georgia
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       16,088,669**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       16,088,669**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              16,088,669**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              34.4%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity and TIC.

---------------------------                            -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D             Page 6 of 14 Pages
------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Associated Madison Companies, Inc. ("Associated Madison")
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
-------------------------------------------------------------------------------
     3         SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       16,088,669**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       16,088,669**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              16,088,669**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                       |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              34.4%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity and TIC.

--------------------------                        ------------------------------
CUSIP No. 68338A-10-7            SCHEDULE 13D                 Page 7 of 14 Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc. ("Citigroup")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       16,117,015**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       16,117,015**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              16,117,015**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              34.5%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity, TIC and other subsidiaries of Citigroup Inc.

SCHEDULE 13D

This Amendment No. 2 to a Schedule 13D filed on May 17, 2000, as amended by Amendment No. 1 filed on June 16, 2000, relates to the Common Stock, par value $0.01, of On2 Technologies, Inc., formerly known as On2.com, Inc. (the "Company"). Information contained in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 2. Information given in response to each item shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meaning ascribed to them in said Schedule 13D.

      Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The response to Item 3 of the Schedule 13D is hereby amended and supplemented as follows.

      TRAVELERS INDEMNITY

         On July 18, 2001 Travelers Indemnity purchased 3,571,429 units (the "Units") from the Company for an aggregate purchase price of $2 million ($0.56 per Unit). Each Unit consists of (i) one share of the Company's Common Stock and (ii) one warrant to purchase 1.5 shares of Common Stock (the "Warrants"). Travelers Indemnity may convert the Warrants into Common Stock at any time at an exercise price of $0.56 per share of Common Stock. The Warrants expire July 18, 2005. The source of funds for the acquisition of the Units was Travelers Indemnity's working capital.


      Item 4.     PURPOSE OF TRANSACTION.

      The response to Item 4 of the Schedule 13D is hereby amended and supplemented as follows.


         Travelers Indemnity acquired the Common Stock reported in this Schedule 13D amendment for investment purposes. Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), Travelers Indemnity and TIC may from time to time purchase additional securities of the Company or dispose of all or a portion of their investments in the Company.

         At the Company's Annual Meeting of Shareholders on May 22, 2001, Jack
         L. Rivkin, an employee of an affiliate of Travelers Indemnity and TIC, was elected by the Company's shareholders to serve on the Company's Board of Directors until the Company's next Annual Meeting of Shareholders.


      Item 5.     INTEREST IN SECURITIES OF THE COMPANY.

      The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows.

         The percentages calculated in this Item 5 are based upon 46,730,931 shares of Common Stock outstanding, including (1) 35,346,979 shares of Common Stock outstanding as of July 18, 2001, (2) 400,000 shares of Common Stock issuable to TIC and (3) 10,983,952 shares of Common Stock issuable to Travelers Indemnity.

                                     Page 8 of 14 pages

      TIC
      ---

         The Schedule 13D that was filed on May 17, 2000 stated that TIC beneficially owned 2,445,762 shares of Common Stock, including 445,762 shares of Common Stock in the form of 400,000 Series A Warrants to purchase 1.114404 shares of Common Stock at an exercise price of $3.14 per share. On June 15, 2001, the Series A Warrants beneficially owned by TIC expired without being exercised.

         The following information is being provided as of July 18, 2001 with respect to TIC's beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   2,000,000

                (b)      Percent of Class:                                  4.3%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote..........................           0

                        (ii)     shared power to vote or direct

                                 the vote..........................   2,000,000

                        (iii)    sole power to dispose or to direct

                                 the disposition of...................         0

                        (iv)     shared power to dispose or to direct

                                 the disposition of................... 2,000,000

                  (e) As of July 18, 2001, TIC ceased to be the beneficial owner of more than 5% of the Company's Common Stock.

      TRAVELERS INDEMNITY

         The Schedule 13D that was filed on May 17, 2000 stated that Travelers Indemnity beneficially owned 5,381,559 shares of Common Stock, including 2,276,842 shares of Common Stock in the form of warrants (the "Travelers Indemnity Warrants")issued by the Company. On June 15, 2001, the Travelers Indemnity Warrants beneficially owned by Travelers Indemnity expired without being exercised.

         On January 19, 2001, Travelers Indemnity and the Company entered into a Deferred Pricing Agreement (the "Agreement") in full and complete satisfaction of Travelers Indemnity's pricing protections granted in connection with Travelers Indemnity's $10.0 million investment in the Company in June of 2000, which was part of an aggregate $15.0 million financing by the Company that was completed in December of 2000. In connection with such $10.0 million investment, Travelers Indemnity received 1,644,304 shares of Series C Preferred Stock ("Series C Preferred Stock"), warrants to purchase 205,538 shares of Common Stock at an exercise price of $8.69 per share and warrants to purchase 205,538 shares of Common Stock at an exercise price of $10.86 per share (collectively, "Series C Warrants").




                               Page 9 of 14 pages

         Under the terms of the Agreement, upon the earlier of (i) a Change of Control or (ii) December 31, 2001, the Company will (A) cancel the Series C Preferred Stock and in its place issue 1,849,057 shares of Series C-IV Preferred Stock, par value $0.01 per share, and 4,099,678 shares of Series C-V Preferred Stock,par value $0.01 per share, and (B) cancel the Series C Warrants and in their place issue 462,264 warrants with an exercise price of $2.65 and 1,024,920 warrants with an exercise price of $1.14.

         For purposes of the Agreement, a "Change of Control" means the first to occur of any of the following events: (i) any "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Securities Act of 1933, as amended) other than Travelers Indemnity and its affiliates, the Company, any trustee or other fiduciary holding common stock under an employee benefit plan of the Company or a related company, or any corporation which is owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of common stock, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Act of 1933, as amended) of more than fifty percent (50%) of the then outstanding voting stock of the Company; (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company (and any new director whose election by the Board of Directors or whose nomination for election by the Company's stockholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority thereof; (iii) the merger or consolidation of the Company where the stockholders of the Company would not, immediately after the merger or consolidation, own at least fifty percent (50%) of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; (iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets; (v) the Company files a petition seeking protection from creditors under applicable bankruptcy laws, or an involuntary petition is filed under such laws that names the Company as debtor and has not been dismissed or stayed for a period of 30 days or more; or (vi) the Company ceases to conduct any business operations.

         The following information is being provided as of July 18, 2001 with respect to Travelers Indemnity's beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                  14,088,669

                (b)      Percent of Class:                                 30.1%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote..........................          0

                        (ii)     shared power to vote or direct

                                 the vote.......................... 14,088,669

                        (iii)    sole power to dispose or to direct

                                 the disposition of................          0

                        (iv)     shared power to dispose or to direct

                                 the disposition of................ 14,088,669


                               Page 10 of 14 pages

      TAP
      ---

      The following information is being provided as of July 18, 2001 with respect to TAP's indirect beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                  14,088,669

                (b)      Percent of Class:                                 30.1%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote..........................           0

                        (ii)     shared power to vote or direct

                                 the vote..........................  14,088,669

                        (iii)    sole power to dispose or to direct

                                 the disposition of................           0

                        (iv)     shared power to dispose or to direct

                                 the disposition of................  14,088,669


      TIGI
      ----

      The following information is being provided as of July 18, 2001 with respect to TIGI's indirect beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                  16,088,669

                (b)      Percent of Class:                                 34.4%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote..........................           0

                        (ii)     shared power to vote or direct

                                 the vote..........................   16,088,669

                        (iii)    sole power to dispose or to direct

                                 the disposition of................            0

                        (iv)     shared power to dispose or to direct

                                 the disposition of................   16,088,669


                               Page 11 of 14 pages

      PFS
      ---

      The following information is being provided as of July 18, 2001 with respect to PFS's indirect beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                  16,088,669

                (b)      Percent of Class:                                 34.4%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote..........................           0

                        (ii)     shared power to vote or direct

                                 the vote..........................  16,088,669

                        (iii)    sole power to dispose or to direct

                                 the disposition of................           0

                        (iv)     shared power to dispose or to direct

                                 the disposition of................. 16,088,669

      ASSOCIATED MADISON

      The following information is being provided as of July 18, 2001 with respect to Associated Madison's indirect beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                  16,088,669

                (b)      Percent of Class:                                 34.4%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote..........................           0

                        (ii)     shared power to vote or direct

                                 the vote..........................  16,088,669

                        (iii)    sole power to dispose or to direct

                                 the disposition of................           0

                        (iv)     shared power to dispose or to direct

                                 the disposition of................  16,088,669


                               Page 12 of 14 pages

      CITIGROUP

      The following information is being provided as of July 18, 2001 with respect to Citigroup's indirect beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                  16,117,015

                (b)      Percent of Class:                                 34.5%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote..........................           0

                        (ii)     shared power to vote or direct

                                 the vote..........................  16,117,015

                        (iii)    sole power to dispose or to direct

                                 the disposition of................           0

                        (iv)     shared power to dispose or to direct

                                 the disposition of................  16,117,015




         Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                           EXHIBIT          DESCRIPTION
                           -------          -----------


                           A Unit Purchase Agreement, dated as of July 18, 2001, by and among On2 Technologies, Inc. and The Travelers Indemnity Company (incorporated as an exhibit hereto by reference to
                                            Exhibit 99.1 on Form 8-K filed by
                                            On2 Technologies, Inc. with the
                                            Securities and Exchange Commission
                                            on July 20, 2001).

                           B Investor Rights Agreement, dated as of July 18, 2001, by and among On2 Technologies, Inc. and The Travelers Indemnity Company (incorporated as an exhibit hereto by reference to
                                            Exhibit 99.2 on Form 8-K filed by
                                            On2 Technologies, Inc. with the
                                            Securities and Exchange Commission
                                            on July 20, 2001).



                               Page 13 of 14 pages

      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:      July 23, 2001

      THE TRAVELERS INDEMNITY COMPANY

      By:    /s/ DANIEL W. JACKSON
          ---------------------------
      Name: Daniel W. Jackson
      Title:  Assistant Secretary

      THE TRAVELERS INSURANCE COMPANY

      By:    /s/ Millie Kim
          ---------------------------
      Name: Millie Kim
      Title:  Assistant Secretary

      TRAVELERS PROPERTY CASUALTY CORP.

      By:    /s/ DANIEL W. JACKSON
          ---------------------------
      Name: Daniel W. Jackson
      Title:  Assistant Secretary


      TRAVELERS INSURANCE GROUP INC.

      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary

      PFS SERVICES, INC.

      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary

      ASSOCIATED MADISON COMPANIES, INC.

      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary

      CITIGROUP INC.

      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary


                               Page 14 of 14 pages